Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces 12 MMCFD Montney Horizontal Well On-Production, Well
     Tests Exceeding Expectations across the Glacier Land Block and Plans to
     Drill a Nikanassin Horizontal Well

     (TSX: AAV, NYSE: AAV)

     CALGARY, Dec. 7 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the
"Corporation") is pleased to provide an operational update regarding its
Montney horizontal well drilling at Glacier, Alberta and highlights of its proposed development program for the first quarter of 2010.

     <<
     Montney Horizontal Well On-Production at 12 MMCFD

     -   A new Glacier Montney well was brought on-stream at a sustained production rate of 12 mmcfd at a flowing pressure of 1,300 psig. The well (100% Advantage working interest) was drilled horizontally into the Upper Montney zone and completed with 12 fracs along the horizontal section.

     -   This horizontal well was recently production tested at over 8.9 mmcfd and the actual production rate has exceeded expectations as the well cleaned-up upon initial production.

     -   Existing facilities and gathering systems at Glacier are currently at capacity. Facilities and gathering system expansions which include a new 50 mmcfd gas plant (Advantage 100% working interest) are under construction and targeted for completion during the second quarter of
         2010.

     Montney Well Tests Exceeding Expectations across our Glacier Land Block

     -   The last six horizontal wells drilled at Glacier were production tested at an average rate of over 6.5 mmcfd per well at an average flowing pressure of 900 psi. This represents a 63% improvement on the average test rates observed in our initial 8 Upper Montney wells and ranks within the top quartile of well test results within the Montney trend. This improvement is attributed to i) improved geological understanding of the Montney as we delineate our land block and
         ii) enhanced completion techniques. Cost efficiencies have greatly increased with an average reduction of 43% in drilling costs per meter and a 57% reduction in completion costs per frac.

     -   Two of our last six Upper Montney horizontal wells (100% Advantage working interest) were drilled on the eastern portion of our land block and flowed at an average rate of 8.1 mmcfd at an average flowing pressure of 812 psi. These wells prove up a significant area of un-drilled acreage within our Glacier property and are located approximately eight miles from some of our recently tested wells.

     -   Four horizontal wells have been drilled targeting the Lower Montney zone since July 2009. One of these wells (Advantage 100% working interest) is adjacent to some of the highest rate wells along the
         Lower Montney trend. The other three wells (1.1 net wells) were drilled on joint interest lands. Completion and test results on these four Lower Montney wells are expected in early 2010.

     Nikanassin Resource Potential to be Tested at Glacier

     -   Advantage has recently licensed a Nikanassin horizontal well at
         Glacier which will be drilled in 2010. We are excited about the future resource potential in the Nikanassin which has yet to be evaluated with horizontal well and multi-frac technology at Glacier.

     -   Advantage has a 93% average working interest ownership in 71 gross
         (66 net) sections of land in the Nikanassin formation at our Glacier land block.

     -   The Nikanassin formation is located above the Montney formation and has been identified over the entire Glacier land block through geological mapping with gross formation thicknesses of up to
         50 meters present within the target interval.

     -   Productivity in the Nikanassin has been demonstrated by several vertical wells at Glacier which have been on production since 2003.
         One of our 100% working interest vertical Nikanassin wells demonstrated an initial production rate of 1.4 mmcfd and has produced a total of 0.5 Bcf since 2004. The well continues to produce and compares favorably to some of the better vertical Montney wells on our acreage. Horizontal well and multi-frac technology is anticipated to significantly improve the initial production rate and the recoverable reserves per well.

     -   Development economics for the Nikanassin will be highly efficient in regard to facilities costs as the extensive facility infrastructure that is currently being developed for the Montney can be utilized to accommodate future production from both formations as required.

     Glacier Phase II Development Program On-Track to 50 MMCFD

     -   Operational activities which include drilling, completions and facilities expansions are on-schedule to achieve a production target of 50 mmcfd from our Glacier property by the second quarter of 2010.

     -   To date, 8 of the 22 horizontal wells that have been drilled since
         July 2009 have been completed and tested. Combined production tests for these 8 wells amount to over 44 mmcfd.

     -   Regulatory approvals for Advantage's new 50 mmcfd gas plant (100%
         working interest) and associated gas gathering pipeline expansions at
         Glacier have been received and construction has commenced. Our
         50 mmcfd gas plant will eliminate third party processing fees and is anticipated to reduce operating costs at Glacier by 67% from
         $8.25/boe to $2.75/boe.

     Guidance and Hedging

     -   Given the high level of operational activity, corporate guidance for
         2010 will be provided early in the New Year.

     -   Advantage's strong hedging program which includes 58% of our natural gas production for 2010 at an average price of $7.46 Cdn AECO per mcf significantly enhances our ability to leverage capital spending during this low supply cost environment and to capitalize on the
         Alberta Royalty Incentive Programs.
     >>

     Advisory

     The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private
Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate",
"demonstrate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements in the press release relating to, among other things, resource estimates, timing of drilling, completion and testing of certain wells, expected results of the use of horizontal well and multi-frac technology, expected economics of development with respect to the
Nikanassin formation, expected production and operating costs with respect to our Glacier Phase II Development Program and guidance and hedging. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations;
uncertainties associated with estimating oil and natural gas reserves and resources; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that
Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to Advantage Energy Income Fund's (as predecessor to
Advantage) Annual Information Form dated March 18, 2009 which is available on
SEDAR at www.sedar.com.
     References in this press release to test production rates, initial productivity, initial flow rates and average flowing pressure are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the
Advantage.

     Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. Such conversion rate is based on an energy equivalency conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.
     This press release contains references to estimates of natural gas classified as total petroleum initially in place which are not, and should not be confused with, estimates of oil and gas reserves. "Total petroleum initially in place" is defined in the Canadian Oil and Gas Evaluation Handbook
(the "COGE Handbook") as the quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. Total petroleum initially in place includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered. Both the discovered and undiscovered portion of the total petroleum initially in place can be divided into recoverable and unrecoverable portions, with the estimated future recoverable portion from known accumulations classified under the COGE
Handbook as reserves and contingent resources and the recoverable portion from undiscovered accumulations classified under the COGE Handbook as prospective resources. The estimates of total petroleum initially in place contained in this press release have been internally estimated by Advantage and have not been evaluated or audited by an independent engineering firm. Due to the stage of evaluation of the estimates of total petroleum initially in place, it cannot be determined whether the volumes represent contingent resources, prospective resources, reserves or unrecoverable resources. There is no certainty that any portion of the total petroleum initially in place will be discovered. If discovered, there is no certainty that the total petroleum initially in place will be developed and whether it will be commercially viable to produce any portion of the total petroleum initially in place.

     %CIK: 0001468079

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE OIL & GAS LTD., 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: ir(at)advantageog.com/
     (AAV.DB.C. AAV.DB.E. AAV.DB.D. AAV.DB.G. AAV. AAV)

CO:  Advantage Oil & Gas Ltd.

CNW 21:20e 07-DEC-09